UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

LIZHI INC.

(Name of Issuer)

Class A ordinary shares

Class B ordinary shares

(Title of Class of Securities)

53933L104 **

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

There is no CUSIP number assigned to the ordinary shares. CUSIP number 53933L104 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on NASDAQ Stock Market under the symbol “LIZI.” Each ADS represents 20 Class A ordinary shares, par value US$0.0001 per share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53933L104

1.	Names of Reporting Persons Jinnan (Marco) Lai
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 ordinary shares
	6.	Shared Voting Power 207,140,000 ordinary shares (1)
	7.	Sole Dispositive Power 0 ordinary shares
	8.	Shared Dispositive Power 207,140,000 ordinary shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 207,140,000 ordinary shares (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 20.41% (2)
12.	Type of Reporting Person IN

(1)

Represents the sum of 192,215,000 Class B ordinary shares and 14,925,000 Class A ordinary shares (including 1,660,000 Class A ordinary shares held in the form of 83,000 ADSs, each representing 20 Class A ordinary shares) held by Mr. Jinnan (Marco) Lai through Voice Future Ltd, or Voice Future, a British Virgin Islands company. The 14,925,000 Class A ordinary shares are held by Mr. Jinnan (Marco) Lai in trust for the benefits of certain independent third parties. Voice Future is 5% owned by VOICE WORLD Ltd, an entity controlled by Mr. Jinnan (Marco) Lai, and 95% owned by Voice Home Ltd. The entire interest of Voice Home Ltd is held by The Core Trust Company Limited as trustee for a trust established by Mr. Jinnan (Marco) Lai as settlor for the benefit of beneficiaries designated by Mr. Jinnan (Marco) Lai. All of the voting and dispositive power of Voice Future is vested in VOICE WORLD Ltd. VOICE WORLD Ltd is wholly owned by Mr. Jinnan (Marco) Lai.

(2)

Calculated based on 1,015,014,615 ordinary shares issued and outstanding as of December 31, 2021, having assumed conversion of all Class B ordinary shares into the same number of Class A ordinary shares.

CUSIP No. 53933L104

1.	Names of Reporting Persons Voice Future Ltd
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 207,140,000 ordinary shares (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 207,140,000 ordinary shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 207,140,000 ordinary shares (1)
10.	Check Box if the Aggregate Amount In Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 20.41% (2)
12.	Type of Reporting Person CO

(1)

Represents the sum of 192,215,000 Class B ordinary shares and 14,925,000 Class A ordinary shares (including 1,660,000 Class A ordinary shares held in the form of 83,000 ADSs, each representing 20 Class A ordinary shares) held by Voice Future Ltd, or Voice Future, a British Virgin Islands company. The 14,925,000 Class A ordinary shares are held by Mr. Jinnan (Marco) Lai in trust for the benefits of certain independent third parties. Voice Future is 5% owned by VOICE WORLD Ltd, an entity controlled by Mr. Jinnan (Marco) Lai, and 95% owned by Voice Home Ltd. The entire interest of Voice Home Ltd is held by The Core Trust Company Limited as trustee for a trust established by Mr. Jinnan (Marco) Lai as settlor for the benefit of beneficiaries designated by Mr. Jinnan (Marco) Lai. All of the voting and dispositive power of Voice Future is vested in VOICE WORLD Ltd. VOICE WORLD Ltd is wholly owned by Mr. Jinnan (Marco) Lai.

(2)

Calculated based on 1,015,014,615 ordinary shares issued and outstanding as of December 31, 2021, having assumed conversion of all Class B ordinary shares into the same number of Class A ordinary shares.

CUSIP No. 53933L104

1.	Names of Reporting Persons VOICE WORLD Ltd
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 207,140,000 ordinary shares (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 207,140,000 ordinary shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 207,140,000 ordinary shares (1)
10.	Check Box if the Aggregate Amount In Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 20.41% (2)
12.	Type of Reporting Person CO

(1)

Represents the sum of 192,215,000 Class B ordinary shares and 14,925,000 Class A ordinary shares (including 1,660,000 Class A ordinary shares held in the form of 83,000 ADSs, each representing 20 Class A ordinary shares) held by VOICE WORLD Ltd, a British Virgin Islands company. VOICE WORLD Ltd holds all the voting power of Voice Future Ltd and may be deemed to have the power to voting and disposition of the 192,215,000 Class B ordinary shares and 14,925,000 Class A ordinary shares held by Voice Future Ltd. Voice Future is 5% owned by VOICE WORLD Ltd, an entity controlled by Mr. Jinnan (Marco) Lai, and 95% owned by Voice Home Ltd. The entire interest of Voice Home Ltd is held by The Core Trust Company Limited as trustee for a trust established by Mr. Jinnan (Marco) Lai as settlor for the benefit of beneficiaries designated by Mr. Jinnan (Marco) Lai. Voice Home Ltd disclaims beneficial ownership of the shares held by Voice Future Ltd except to the extent of its pecuniary interest therein.

(2)

Calculated based on 1,015,014,615 ordinary shares issued and outstanding as of December 31, 2021, having assumed conversion of all Class B ordinary shares into the same number of Class A ordinary shares.

Item 1(a).	Name of Issuer:

LIZHI INC. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Yangcheng Creative Industry Zone, No. 309 Middle Huangpu Avenue, Tianhe District, Guangzhou 510655, People’s Republic of China

Item 2(a).	Name of Person Filing:

Jinnan (Marco) Lai

Voice Future Ltd

VOICE WORLD Ltd

(collectively, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Jinnan (Marco) Lai

Yangcheng Creative Industry Zone, No. 309 Middle Huangpu Avenue, Tianhe District, Guangzhou 510655, People’s Republic of China

Voice Future Ltd

Vistra Corporate Service Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands

VOICE WORLD Ltd

Start Chambers, Wickhams Cay II, P.O. Box 2221, Road Town, Tortola, VG1110, British Virgin Islands

Item 2(c).	Citizenship:

Jinnan (Marco) Lai: People’s Republic of China

Voice Future Ltd: British Virgin Islands

VOICE WORLD Ltd: British Virgin Islands

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value US$0.0001 per share (each American depositary shares representing 20 Class A ordinary shares). The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each Class B ordinary share is convertible at any time by the holder thereof into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 10 votes per share.

Item 2(e).	CUSIP Number:

CUSIP number 53933L104 has been assigned to the American depositary shares (“ADSs”) of the Issuer, each of which represent 20 Class A ordinary shares, par value $0.0001 per share.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership.

The following information with respect to the ownership of the ordinary shares of par value of US$0.0001 per share of the Issuer by each of the Reporting Persons is provided as of December 31, 2021:

Reporting Person	Amount beneficially owned:	Percent of class:		Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Jinnan (Marco) Lai	207,140,000	20.41	% (1)	0	207,140,000	0	207,140,000
Voice Future Ltd	207,140,000	20.41	% (1)	0	207,140,000	0	207,140,000
VOICE WORLD Ltd	207,140,000	20.41	% (1)	0	207,140,000	0	207,140,000

(1)

The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 1,015,014,615 ordinary shares as a single class (being the sum of 783,799,615 Class A ordinary shares and 231,215,000 Class B ordinary shares) of the Issuer issued and outstanding as of December 31, 2021 and assumes conversion of all Class B ordinary shares into the same number of Class A ordinary shares. Each Class B ordinary share is convertible at any time by the holder thereof into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 10 votes per share.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Jinnan (Marco) Lai

By:	/s/ Jinnan (Marco) Lai
Name: Jinnan (Marco) Lai

Voice Future Ltd

By:	/s/ Jinnan (Marco) Lai
Name: Jinnan (Marco) Lai
Title: Director

VOICE WORLD Ltd

By:	/s/ Jinnan (Marco) Lai
Name: Jinnan (Marco) Lai
Title: Director

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement